SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                                    FORM 6-K

                            Report of Foreign Issuer


                      Pursuant to Rule 13a-16 or 15d-16 of

                       the Securities Exchange Act of 1934


For the month of  October and November 1999


                          Electrocon International Inc.
                  ---------------------------------------------
                 (Translation of Registrant's name into English)


              8/F Blk 8, Prosperity Centre, 77 Container Port Road,
                           Kwai Chung, N.T. Hong Kong
              ----------------------------------------------------
                    (Address of principal executive offices)


[Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.]

            Form 20-F [X]                            Form 40-F [ ]


[Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

            Yes [ ]                                   No [X]

                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                    ELECTROCON INTERNATIONAL INC.
                                    (Registrant)



Date: November 16, 1999             By: /s/ Henry F. Schlueter
      -----------------                 ----------------------------------------
                                        Henry F. Schlueter, Assistant Secretary

GETGO Mail.com Inc.                                                 NEWS RELEASE

10 Universal City Plaza,  Suite 2000 Universal City,  California 91608 Corporate
Office:  818-754-3773 fax:  818-865-2200  Investor Relations:  818-475-1509 URL:
www.getgomail.com

       GETGO Mail.com Inc. Signs ASIC Patent License for Wireless Internet
                         Unified Messaging Application.

Universal City, CA...October 25, 1999...GETGO Mail.com Inc. (NASDAQ symbol "GTGO") announced today that it has signed a patent license agreement with Visual Access Technologies, Inc. ("VAT"), to manufacture and sell Visual Access Application Specific Integrated Circuits ("ASIC"). The ASIC'S will be designed to be built into cell phones, laptops and PDA's allowing for wireless visual remote access of voice and email data stored on an Internet server, using the Visual Access platform. The company expects to leverage the Visual Access Platform to support the rapid growth of wireless Internet applications.

As previously reported, the Company also intends to manufacture a new line of credit card size Unified Messaging products capable of receiving and sending Internet remote Voice mail, E-mail and Fax mail downloads. The GETGO Mail(TM) card will plug into a standard cell phone or landline phone for message downloading. The proprietary "Visual Access Platform" allows voice data to be stored within an E-mail box and to be formatted with the original caller's identity so that it appears on the GETGO Mail(TM) card's screen and is directly accessible as if it were standard e-mail. The patent ASIC license covered under this new Agreement will provide the same functionality as the company's GetGo Mail(TM) card built into cell phones, laptop computers and PDAs. In addition, the Company has the exclusive patent license to sell the product and supporting software throughout Asia. For additional information on the Company and its new strategic focus, please log on to www.getgomail.com. For more information: contact: Mark Brenner 818-865-2000 or mbrenmark@aol.com.

During the past 10 years as a public company, GETGO Mail.com Inc., formerly Electrocon International, Inc., has established itself as a significant distributor of semiconductor products, memory chips, integrated circuits, programmable logic devices as well as cell components and chips with gate arrays. The company's principle business activity has been in Hong Kong and China representing such companies as Texas Instruments, Zilog, TDK Semiconductors, Lifinity as well as other leading companies. For additional information on the Company and its new strategic focus, please log on to www.getgomail.com.

Statements in this press release that are not strictly historical are "forward-looking" statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. These statements involve a high degree of risk and uncertainty that exist in the GetGo Mail.com's operations and business environment. Such statements are predictions only and actual events or results may differ materially from those projected in such forward-looking statements. Factors that could cause or contribute to differences include unsuccessful product development, the Company's new and uncertain business model, uncertainty regarding acceptance of the Company's products and services and the Company's limited operating history.

GETGO Mail.com Inc.                                                 NEWS RELEASE

10 Universal City Plaza,  Suite 2000 Universal City,  California 91608 Corporate
Office:  818-754-3773 fax:  818-865-2200  Investor Relations:  818-865-2000 URL:
www.getgomail.com


       GETGO Mail.com nominates 4 new directors and retains Brenmark Inc.
                to lead U.S. strategic development and marketing.


Universal City, CA., November 4, 1999 GETGO Mail.com (NASDAQ: "GTGO") announced that the following individuals have agreed to join the company's Board of Directors subject to the satisfaction of certain conditions:

Paul G. Lewis is President and CEO of MC2 Corporation, a provider of Wide-Area-Network solutions to FORTUNE 1000 clients including AT&T, Chubb, Johnson & Johnson, Merrill-Lynch, Merck, Ernst & Young, Deloitte & Touche, and Philip Morris. Mr. Lewis was named the Small Business Administration's Young Entrepreneur of the Year and has authored numerous articles published in various periodicals including Forbes Magazine, Inc. Magazine, Nation's Business, LAN Magazine, Sales & Marketing management, Software Solutions, and Technology Today. Mr. Lewis serves on the Novell Platinum Council Advisory Board and the Cisco Systems Steering Council. He is also a regular lecturer at Universities including the Wharton School of Business and companies including IBM on topics that include "The Internet and it's Future Role in America." Mr. Lewis received a BS in Computer Science from Fairleigh Dickinson University.

Edwin J. "Ted" Selker, Ph.D. is currently a professor at MIT Medial Laboratory. Dr. Selker built the User Systems Ergonomics Research Laboratory at IBM Almeden Research Center and for his achievements at IBM he enjoyed the highest technical position in the company; IBM Fellow. Dr. Selker has served as a consulting professor at Stanford University, taught at Hampshire and Brown Universities and worked at Xerox PARC and Atatri Research Labs. Dr. Selker is known for the design of the "TrackPoint III" in key-board pointing device, for creating the "COACH" adaptive agent that improves user performance (Warp Guides in OS/2), and for the design of the 755CV notebook computer that doubles as an LCD projector. Dr. Selker's work takes the form of several prototype concept products a year supported by cognitive science research. Dr. Selker obtained his BS degree from Brown University, his MS degree from the University of Massachussetts, and his PhD degree from City University of New York in Computer Science.

Steven Sun-Hai Chiao, Ph.D. is a professor of electrical engineering and serves as a director of High Frequency Electronic Labs and Integrated Circuits Labs at San Jose State University. Dr. Chiao also serves as a Visiting Professor of the Electronic Research Institute of National Chen-Kung University and Adjunct Professor of EECS & Microelectronics Lab, School of Engineering, Santa Clara University. He is a vice-president of Mosel/Vitelic Semiconductor, CEO/President of Elite Semiconductor, a director of the Non-volitile Memory Department of Gould/AMI, a member of the technical staff of the R&D division of Optoelectronics of Hewlett-Packard and a senior research scientist of Central Research Lab of Varian Associates. Dr. Chiao has published and presented over 85 technical articles and holds 5 U.S. patents in semiconductor and microelectronics related technologies. Dr. Chiao's expertise ranges from VLSI chip design, flat panel display technology, multi-chip module technology, and optoelectronic component and subsystems to fiber optical communications. Dr Chiao received his BS degree from National Cheng-Kung University, his MS degree from the University of Southern California and his PhD from Stanford University.

John A. Chmiel is president of Microdex, Inc., an integrated circuit design services consulting firm and manufacturer's sales representative. . Mr. Chmiel has 25-years experience in high-volume consumer and industrial electronics markets for semiconductor components, ASIC design services, wafer foundry and OEM contract manufacturing. . Mr. Chmiel was employed for 12 years by National Semiconductor Corporation (NSC) holding senior positions in manufacturing operations management with profit and loss responsibility, marketing operations, and field applications engineering. His experience includes a six-year overseas assignment in Southeast Asia in international country-market business development, brand recognition, and sales operations for Hong Kong, Taiwan, Korea, and Singapore. Mr. Chmiel holds a B.E.E. from Cornell University.

In addition to the new board nominees, GETGO Mail.com has retained Brenmark Inc, a respected westcoast marketing solutions company to develop and implement the full marketing strategy as well as oversee the design of its first credit card product. Brenmark Inc, who developed the GETGO Mail.com name, focuses exclusively on companies that require branding, long term strategic partnerships, joint ventures, licensing, marketing and media. Brenmark is currently planning the introduction of the GETGO Mail line of products in May of 2000; beginning with a portable credit card size device capable of receiving downloaded Internet voice mail, e-mail and fax data. The GetGo Mail(TM) card will initially be offered to the leading ISP's, Portals, Baby Bells and Internet unified messaging services who want to offer this important service to their subscribers. Prior to stablishing Brenmark Inc, Mr. Brenner has spent the last twenty years developing and managing businesses that have included consumer electronics, and information services.

GETGO Mail.com intends to manufacture a new line of credit card size Unified Messaging products capable of receiving and sending Internet remote Voice mail, E-mail and Fax mail downloads through a cellular phone or landline telephone. The GETGO Mail(TM) card plugs into a standard cell phone or landline phone for automatic downloading. The proprietary "Visual Access Platform" allows voice data to be stored within an E-mail box and to be formatted with the original caller's identity so that it appears on a GETGO Mail(TM) card's screen and is directly accessible as if it were standard e-mail. Although standard e mail and fax mail have header formats that identify the original sender, standard voice mail does not. Now, through GETGO Mail.com's new patented technology, a format for establishing original sender headers for voicemail stored in e mail boxes is available, thus allowing for access to voice mail as conveniently as if it were e-mail. GETGO Mail.com has exclusive license to make and sell products that provide a visual listing of voice mail and a link to the corresponding voicemail through the Internet. For additional information on the Company's new strategic focus, please log on to www.getgomail.com. For more information: contact: Mark Brenner 818-865-2000 or mbrenmark@aol.com

Statements in this press release that are not strictly historical are "forward-looking" statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. These statements involve a high degree of risk and uncertainty that exist in the GetGo Mail.com's operations and business environment. Such statements are predictions only and actual events or results may differ materially from those projected in such forward-looking statements. Factors that could cause or contribute to differences include the development the Company's new and uncertain business model, uncertainty regarding acceptance of the Company's products and services and the Company's limited operating history in this business segment.